Mail Stop 4561

May 22, 2009

Mr. Lawrence A. Zimmerman
Executive Vice President & Chief Financial Officer
Xerox Corporation
P.O. Box 4505, 45 Glover Avenue
Norwalk, CT 06856-4505

> **Re: Xerox Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 13, 2009**
> **Form 8-K Filed March 20, 2009**
> **File No. 001-04471**

Dear Mr. Zimmerman:

We have reviewed your response letter dated April 6, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 24, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Business Combinations and Goodwill, page 10

1.   Your response to prior comment number 5 indicates that in connection with your annual impairment testing you performed a sensitivity analysis to determine the impact that lower expectations would have on your impairment analysis. Please tell us what consideration you have given to providing quantitative and qualitative disclosure of the sensitivity of your goodwill valuation to changes in your assumptions. See Section V of SEC Release 33-8350. As part of your response,

please tell us if you have considered whether changes in your assumptions may be necessary as a result of the decline in revenues in the first quarter of 2009. If so, tell us how you considered disclosing these changes in the critical accounting policies section of your Form 10-Q for the quarter ended March 31, 2009.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief